SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)*

Intrado Inc.

(Name of Issuer)

Common Shares, $.001 Par Value

(Title of Class of Securities)

46117A100

(CUSIP Number)

David K. Robbins, Esq. Fried, Frank, Harris, Shriver & Jacobson LLP 350 South Grand Avenue, 32nd Floor Los Angeles, CA 90071 (213) 473-2000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 18, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46117A100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund, L.P. – 35-2239069
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,093,575 Common Shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,093,575 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,093,575 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

SCHEDULE 13D

CUSIP No. 46117A100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Activist Value Fund GP, L.L.C. –37-1497874
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 1,093,575 Common Shares
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,093,575 Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,093,575 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

SCHEDULE 13D

CUSIP No. 46117A100

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Shamrock Partners Activist Value Fund, L.L.C. – 87-0733755
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) Not Applicable
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐ Not Applicable
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 1,093,575 Common Shares
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0
EACH REPORTING	9	SOLE DISPOSITIVE POWER 1,093,575 Common Shares
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,093,575 Common Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.2%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

ITEM 1.	Security and Issuer.

The securities to which this statement relates are Common Shares, $.001 par value per share (“Common Shares”), of Intrado Inc., a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 1601 Dry Creek Drive, Longmont, Colorado 80503.

ITEM 2.	Identity and Background.

(a)-(c), (f).         The Reporting Persons are: (i) Shamrock Activist Value Fund, L.P., a Delaware limited partnership (“SAVF”), (ii) Shamrock Activist Value Fund GP, L.L.C., a Delaware limited liability company and the general partner of SAVF (the “General Partner”) and (iii) Shamrock Partners Activist Value Fund, L.L.C., a Delaware limited liability company and the managing member of the General Partner (“Shamrock Partners”). The principal business of SAVF is investing in the securities of publicly traded small and micro-cap companies in the United States. The principal business of the General Partner is acting as general partner of SAVF, and the principal business of Shamrock Partners is acting as the managing member of the General Partner.

The managing members of Shamrock Partners are Shamrock Holdings of California, Inc., a California corporation (“SHOC”), and Stanley P. Gold, an individual who is President of SHOC. All of the capital stock of SHOC is owned by Shamrock Holdings, Inc., a Delaware corporation (“SHI”). SHOC and SHI, together with their subsidiary entities, are holding companies engaged in the making, holding and disposing of investments in various industries, principally in the United States and Israel.

Roy E. Disney and his wife, Patricia A. Disney, own approximately 4.5% of the common stock of SHI. Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney together own an aggregate of approximately 45.4% of the common stock of SHI. In addition, Stanley P. Gold is the sole trustee of four trusts established for the benefit of Roy Patrick Disney, Susan Disney Lord, Abigail Edna Disney and Timothy J. Disney, which hold an aggregate of approximately 50% of SHI common stock.

The principal executive offices of SAVF, the General Partner, Shamrock Partners, SHOC and SHI are located at 4444 Lakeside Drive, Burbank, California 91505.

The business address of each of the persons listed below is 4444 Lakeside Drive, Burbank, California 91505. The names and principal occupations or employments of the directors, executive officers and controlling persons of SAVF, the General Partner, Shamrock Partners, SHOC and SHI are as follows:

Name	Principal Occupation Or Employment

Roy E. Disney

Chairman of the Board of Directors of SHI and SHOC. Chairman of the Board of Directors of Shamrock Capital Advisors, Inc., a Delaware corporation (“SCA”) (a closely-held corporation which provides management and consulting services, principally to SHOC and investment partnerships organized by SHOC, including businesses in which such partnerships invest). The principal executive office of SCA is 4444 Lakeside Drive, Burbank, CA 91505.

Patricia A. Disney	Vice Chairman of the Board of Directors of SHI, SHOC and SCA.
Stanley P. Gold	Director and President of SHI and SHOC. Director, President and Managing Director of SCA. Managing Member and President of Shamrock Partners.
Michael J. McConnell	Managing Director of SCA; Vice President of SHOC and Shamrock Partners.
Eugene I. Krieger	Vice Chairman of the Board of Directors and Chief Operating Officer of SHI. Vice Chairman of the Board of Directors of SCA.
Robert G. Moskowitz	Executive Vice President of SHI and SHOC; Managing Director of SCA. Vice President and Secretary of Shamrock Partners.
Gregory S. Martin	Chief Financial Officer and Treasurer of SHOC. Treasurer and Assistant Secretary of SHI, SHOC, SCA and Shamrock Partners.

All of the persons listed above are citizens and residents of the United States.

(d)-(e)     During the last five years, none of the Reporting Persons or, to the Reporting Persons’ best knowledge, any of their directors, executive officers or controlling persons, as the case may be, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

The total amount of funds used by SAVF to purchase the 482,726 Common Shares acquired in the past sixty days was $5,987,522 (excluding brokerage commissions). All of such funds were derived from capital contributions to SAVF.

ITEM 4.	Purpose of Transaction.

On May 18, 2005, SAVF acquired 48,800 Common Shares in the open market at a price of $11.00 per share (excluding brokerage commissions).

SAVF acquired the Common Shares based on the Reporting Persons’ belief that the Common Shares at current market prices are undervalued and represent an attractive investment opportunity. The Reporting Persons believe the Common Shares are undervalued for various reasons, including (but not limited to), uncertainty regarding the timing of revenues from both existing lines of business and new initiatives, uncertainty regarding profitability of various new products and initiatives as well as recent acquisitions, concern regarding the decline over the last several years of return-on-invested capital and the low yield earned on excess cash balances.

The Reporting Persons have met, and may from time to time in the future meet, with the board of directors and management of the Company to discuss ideas to increase shareholder value. The Reporting Persons may propose to the Company’s board of directors improvements to the Company’s overall corporate governance structure, including (but not limited to), de-staggering director elections; permitting shareholders with holdings of 10% or more of Common Stock to convene special meetings of shareholders; and restructuring long-term stock option incentive plans to link the plans to underlying Company-specific performance metrics. The Reporting Persons may also seek the advice of strategic and financial consultants, particularly with regard to capital management considerations and strategies.

The Reporting Persons and their representatives and advisers intend to closely monitor the Company’s performance. In addition, the Reporting Persons and their representatives and advisers have communicated with, and will continue to communicate with, other shareholders, industry participants and other interested parties concerning the Company.

Although the Reporting Persons do not have any current plans other than the monitoring and communication program outlined above, the Reporting Persons may in the future exercise any and all of their respective rights as shareholders of the Company in a manner consistent with their equity interests, including possibly seeking representation on the Company’s board of directors.

Notwithstanding the foregoing, the Reporting Persons may determine from time to time in the future, based on market and general economic conditions, the business affairs and financial condition of the Company, the availability of securities at favorable prices and alternative investment opportunities available to the Reporting Persons, and other factors that the Reporting Persons may deem relevant, to acquire additional securities of the Company in the open market, in privately negotiated transactions or otherwise, or to sell some or all of the securities it now holds or hereafter acquires as set forth above or otherwise.

Except as stated in this response to Item 4, the Reporting Persons have no current plans or proposals with respect to the Company or its securities of the types enumerated in paragraphs (a) through (j) of Item 4 to the form of Schedule 13D promulgated under the Act.

ITEM 5.	Interests in Securities of the Issuer.

(a), (b)                    SAVF is the owner of 1,093,575 Common Shares, which represents approximately 6.2% of the issued and outstanding Common Shares. During the last 60 days, SAVF acquired Common Shares on such dates, in such amounts and at such per share prices (excluding brokerage fees) as indicated on the Schedule of Transactions attached hereto as Exhibit 1 and incorporated herein by reference. All such transactions were effected in the open market on the NASDAQ National Market. As the general partner of SAVF, the General Partner, may be deemed to beneficially own the 1,093,575 Common Shares owned by SAVF, constituting approximately 6.2% of the issued and outstanding Common Shares. As the managing member of the General Partner, Shamrock Partners may be deemed to beneficially own the 1,093,575 Common Shares owned by SAVF, constituting approximately 6.2% of the issued and outstanding Common Shares. Shamrock Partners has sole voting and dispositive power with respect to the 1,093,575 Common Shares owned by SAVF by virtue of its authority to vote and dispose of such Common Shares.

Finally, each of the controlling persons of Shamrock Partners may be deemed to beneficially own the 1,093,575 Common Shares owned by SAVF, pursuant to Rule 13d-3 under the Act. Those controlling persons are identified in response to Item 2.

The percentage set forth in this response to Items 5(a) and 5(b) assumes that 17,651,136 Common Shares were outstanding as of May 5, 2005, as represented by the Company in its 10-Q filed with the Securities and Exchange Commission on May 10, 2005.

(c)         Except as set forth above, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified in response to Item 2, beneficially owns any Common Shares or has effected any transactions in Common Shares during the preceding 60 days.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

The Reporting Persons have no knowledge of any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 or between such persons and any person with respect to any securities of the Company.

ITEM 7.	Material to be Filed as Exhibits.

Document
Exhibit 1	--	Schedule of Transactions
Exhibit 2	--	Joint Filing Agreement, dated May 26, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:	May 26, 2005

SHAMROCK ACTIVIST VALUE FUND, L.P.

By: Shamrock Activist Value Fund GP, L.L.C., its                                                                                                         general partner

By: Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell

Name:    Michael J. McConnell

Title:      Vice President

SHAMROCK ACTIVIST VALUE FUND GP, L.L.C.

By: Shamrock Partners Activist Value Fund, L.L.C., its managing member

By:	/s/ Michael J. McConnell

Name:    Michael J. McConnell

Title:      Vice President

SHAMROCK PARTNERS ACTIVIST VALUE FUND, L.L.C.

By:	/s/ Michael J. McConnell

Name:    Michael J. McConnell

Title:      Vice President

Exhibit Index

Document
Exhibit 1	--	Schedule of Transactions
Exhibit 2	--	Joint Filing Agreement, dated May 26, 2005, among Shamrock Activist Value Fund, L.P., Shamrock Activist Value Fund GP, L.L.C. and Shamrock Partners Activist Value Fund, L.L.C.